NEWS RELEASE	ELD No. 16-05
TSX: ELD NYSE: EGO	April 11, 2016

Q1 2016 Financial and Operational Results Release Date and Conference Call

Vancouver, BC – Eldorado Gold Corporation will release its Q1 2016 Financial Results after the market closes on Wednesday May 4, 2016. Paul Wright, President and Chief Executive Officer of the Company, will host a conference call on Thursday May 5, 2016 at 8:30 am PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until May 13, 2016)

Date:	Thursday, May 5, 2016	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	891 934 64
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com